EXHIBIT 99.1

Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline

Expanded mineral resource and strong exploration upside support long-term production potential

Streamlined project execution driven by integrated open pit and underground mining strategy

Existing infrastructure and staged capital investment result in lowered execution risk

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars unless otherwise stated. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP Financial Measures” disclosures at the end of this news release for a description of these measures. The preliminary economic assessment (“PEA”) described in this news release is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TORONTO, Jan. 19, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) is pleased to announce an updated mineral resource and the results of a PEA for its Kemess project (“Kemess” or the “Project”) in British Columbia, showing robust economics including an after-tax net present value (5%) (“NPV5%”) of $1.1 billion and an after-tax internal rate of return (“IRR”) of 16%, using long-term pricing of $3,000 per ounce gold and $4.50 per pound of copper.

President and CEO, Paul Tomory, commented, “The Kemess PEA represents an important step forward in advancing Centerra’s organic growth pipeline in British Columbia. The study builds on a significant mineral endowment, outlining a de-risked restart plan that leverages substantial existing infrastructure and employs an integrated development strategy based on conventional open pit and longhole open stoping underground mining operation. This approach supports strong economics, including an initial 15-year mine life with average annual production of 171,000 ounces of gold and 61 million pounds of copper (approximately 267,000 gold equivalent ounces), at an all-in sustaining cost (“AISC”) on a by-product basisNG of $971 per ounce. Given the significant unstreamed gold and copper production profile, the value of Kemess increases to $2.8 billion at spot metal prices.”

Paul Tomory continued, “The expanded resource estimate reflects a thorough and disciplined evaluation of the full body of available geological data across the site including additional drilling and technical work in the Nugget zone and the historical Kemess South deposit. The PEA evaluates only the Kemess Main and Kemess Underground areas, which represent approximately 47% of the total indicated and inferred resource tonnes, highlighting the potential for additional resources to be incorporated into future technical studies.”

Paul Tomory concluded, “The PEA also demonstrates the strategic opportunity Kemess represents as Centerra continues to advance its self-funded organic growth pipeline. We see an opportunity for Kemess to become Centerra’s second long-life gold-copper asset in British Columbia, complementing Mount Milligan and strengthening our presence in the Toodoggone, one of the most prospective mining jurisdictions in North America. Kemess represents a compelling growth opportunity, supported by strong economics and significant upside exploration potential in the deep Kemess Offset zone and along the Kemess East trend. We are now focused on ongoing exploration and advancing technical work towards a Pre-Feasibility Study expected in 2027.”

The Honourable, David Eby, Premier of British Columbia, commented “This is promising news for our province and Canada as a whole. Centerra’s continued interest reflects the incredible momentum we’re building in British Columbia’s mining sector. The potential reopening of the Kemess mine is one of several mining projects that will create thousands of good paying, family supporting jobs, and generate billions of dollars for our economy. Together with investors, communities, and First Nations, we are meeting the moment as the economic engine of a stronger and more independent Canada.”

Kemess Updated Resource and PEA Highlights

  Expanded mineral resource at Kemess enhances the project’s overall scale and supports its long-term production potential: The updated mineral resource contains 3.3 million ounces of gold and 1.1 billion pounds of copper in the indicated category, and 3.6 million ounces of gold and 1.2 billion pounds of copper in the inferred category. Details of the mineral resource are in the tables below. The resource estimate reflects a comprehensive evaluation of the available geological data across the site. Recent drilling and technical work included the Nugget zone and the historical Kemess South deposit, which when combined with the Kemess Main zone, emphasize the scale of the mineral resource at Kemess. The findings of this PEA are limited to the Kemess Main and Kemess Underground areas as a subset of the mineral resource.
  Strong project economics complemented by leverage to higher metal prices, enhance project attractiveness: The PEA confirms Kemess’s robust economics, including NPV5% of $1.1 billion and IRR of 16%, based on long-term gold and copper price assumptions of $3,000 per ounce and $4.50 per pound, respectively. The PEA mineral inventory of over 2.3 million ounces of gold and 851 million pounds of copper provides Kemess with strong leverage to rising metal prices, with further upside potential as ongoing exploration advances resource growth and confidence. At spot commodity prices of approximately $4,500 per ounce of gold and $6.00 per pound of copper, the after-tax NPV5% increases to $2.8 billion and the IRR increases to 29%.
  Streamlined project execution through integrated open pit and underground mining strategy: The Kemess PEA outlines a development approach in which open pit mining begins first, followed by the start of underground production approximately two years later. Once underground production commences, both mining methods operate concurrently for the remainder of the projected 15-year mine life. This integrated mine plan helps streamline the project execution, optimize the plant feed and utilize the existing infrastructure, while maintaining the expected timeline to first production in late 2031. Key critical-path items include the required BC Hydro sub-station upgrade, as well as permitting activities.
  Lowered execution risk resulting from existing infrastructure and staged capital investment: Kemess’s capital profile is structured to reflect the project’s development sequence, with open pit mining starting first and underground production added shortly thereafter. Approximately $771 million in initial non-sustaining capital expendituresNG is required to achieve first production from the open pit. This includes open pit capital stripping, construction of the underground conveyor system from Kemess Main to the Kemess South process plant, and refurbishment of the process plant and camp. An additional $277 million in expansionary non-sustaining capital expendituresNG will be invested over the two years following open pit start-up to support the commencement of underground operations. This includes underground development and the construction of a leach plant, which is expected to both improve overall gold recovery by approximately 14% and provide valuable optionality by enabling the processing of ore from potential satellite deposits in the future.
  Significant exploration upside across the property: In 2025, a total of 28 kilometres (“km”) of drilling was completed, focused on infill drilling at Kemess Main open pit, Kemess Underground and Nugget zones, as well as resource extension drilling at Kemess Offset. Results confirm the continuity of mineralization within the resource areas. Exploration programs planned for 2026 will prioritize additional infill drilling of the Kemess Main zone, and delineating porphyry mineralization at the Kemess Offset zone to evaluate underground mineable grades and potential continuity with the Kemess East resource. Future exploration opportunities may also include testing the eastern extensions of Kemess East to KEY and Hilda South targets.
  Potential to become Centerra’s second long-life gold-copper asset in British Columbia: With an estimated initial 15-year mine life and average annual production of 171,000 ounces of gold and 61 million pounds of copper (approximately 267,000 gold equivalent ounces assuming $3,000 per ounce gold, $4.50 per pound copper and $37.50 per ounce silver), Kemess has the scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset. Importantly, Kemess is unencumbered by a gold or copper stream, positioning the project to deliver stronger economics and greater value retention for Centerra. The PEA reinforces Kemess as a high-quality growth project, capable of contributing meaningful long-term gold and copper production and supporting strong future cash flow generation.

Summary of Kemess PEA Key Metrics

Summary of Kemess PEA Key Metrics(1)
Production
Type of operation	Open Pit & Underground
Mine Life (years)	15
Total gold production (koz)	2,323
Average annual gold production(2)(koz)	171
Total copper production (Mlbs)	851
Average annual copper production(2)(Mlbs)	61
Total process plant feed (M tonnes)	254,869
Average process plant throughput – post-2033 (tonnes per day “tpd”)	50,000
Average gold grade (grams per tonne “g/t”)	0.39
Average copper grade (%)	0.18
Average gold recovery (%)	74.5
Average copper recovery (%)	88.2
Costs
Open pit mining cost per tonne mined ($/tonne)	2.81
Underground mining cost per tonne mined(3)($/tonne)	31.48
Processing cost per tonne processed ($/tonne)(4)	6.11
General & Administrative (“G&A”) cost per tonne processed(5)($/tonne)	3.83
Gold production costs per ounce sold ($/oz)	1,401
All-in sustaining costs on a by-product basisNGper ounce sold ($/oz)	971
Capital Expenditures
Initial non-sustaining capital expendituresNG(6)($ millions)	771
Expansionary non-sustaining capital expendituresNG($ millions)	277
Sustaining capital expendituresNG(7)($ millions)	595
PEA Economics(8)
After-tax NPV5%($ millions)	1,094
IRR (%)	16.4
Economics at Spot Commodity Prices(9)
After-tax NPV5%($ millions)	2,754
IRR (%)	28.7

(1) The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. (2) 2033-2045 excluding start-up and ramp-down. (3) Underground mining cost includes underground operating development, drill and blast, paste backfill, underground crushing and conveying, production geology, equipment maintenance, and power costs. The underground mining costs were calculated using engineering estimates and benchmarks from similar operations. The direct underground mining costs are estimated at $23.51 (C$32.45) per ore tonne mined, including primary and secondary stoping. The underground operating development and ore conveying costs are estimated to be $7.59 (C$10.47) and $0.38 (C$0.52) per ore tonne mined. (4) Includes pumping costs to tailings storage facility. (5) Excludes corporate allocations and includes impact benefit agreement costs over life of mine (“LOM”). (6) Does not include lease payments of $40 million which impact net cash flow. (7) Does not include capital lease payments of $229 million which are included in the economics and costs above. (8) PEA economics are based on long-term prices of $3,000/oz gold and $4.50/lb. USD/CAD exchange rate assumptions are $1.38:1. (9) Economics at spot commodity prices assumes $4,500/oz gold and $6.00/lb copper over LOM. USD/CAD exchange rate assumptions are $1.38:1.

Kemess PEA Summary

Kemess is located in the highly prospective Toodoggone District in the northern interior of British Columbia. It was a past producing mine which benefits from significant infrastructure already on-site, including: a 380 km, 230 kilovolt power line; a 50,000 tpd nameplate processing plant in need of some refurbishment and equipment replacements; “mothballed” site infrastructure including a water treatment plant, camp, administration facilities, air strip, truck shop and warehouse which will require some refurbishment; and tailings storage using the previously mined pit as well as an existing tailings facility, which is capable of expansion.

Kemess is a gold-copper porphyry deposit, and the PEA outlines a development approach in which conventional truck-shovel open pit mining begins first, followed by the start of longhole open stoping underground operations approximately two years later. Once underground production commences, both mining methods operate concurrently for the remainder of the 15 year mine life. Average annual production is expected to be 171,000 ounces of gold and 61 million pounds of copper (approximately 267,000 gold equivalent ounces assuming $3,000 per ounce gold, $4.50 per pound copper and $37.50 per ounce silver), at an AISC on a by-product basisNG of $971 per ounce. This integrated mine plan helps streamline the project execution, optimize plant feed and utilize existing infrastructure, while maintaining the expected timeline to first production in late 2031. Key critical-path items include the required BC Hydro sub-station upgrade, as well as permitting activities.

The PEA includes the construction of a leach plant at Kemess, planned as part of the expansionary capital program. The plant is expected to increase overall gold recovery by approximately 14%, enhancing the project’s economics. In addition to improving recovery, it would provide valuable flexibility by enabling the processing of ore from potential satellite deposits in the future. The leach plant is expected to cost $116 million, including indirects and contingency, as part of the expansionary non-sustaining capital expendituresNG, starting in 2032.

Kemess will initially produce a gold-copper concentrate that will be shipped to a British Columbia port and then transported to overseas refineries for final processing, similar to Mount Milligan. With the addition of the leach plant as the underground operations come online, Kemess is expected to produce both a gold-copper concentrate and gold doré bars, with 82% of production to be in the form of concentrate.

The PEA estimates open pit mining costs to average $2.81 per tonne mined and underground mining costs, including development, to average $31.48 per tonne mined over the LOM. Processing costs are estimated to average $6.11 per tonne processed, and G&A costs are estimated to average $3.83 per tonne processed.

Kemess PEA Production and Cost Profile(1)

(1) AISC on a by-product basisNG is presented net of copper and silver revenues, after reflecting the impact of the silver stream.

Capital ExpendituresNG

Initial non-sustaining capital expendituresNG required to achieve first production from the open pit are estimated at $771 million, and focused mainly on open pit capital stripping, construction of the underground conveyor system from the Kemess Main zone to the Kemess South process plant, and refurbishment of the process plant, open pit infrastructure and camp. Approximately 30% of the initial non-sustaining capitalNG is allocated to stripping and underground development activities, with the remainder directed towards infrastructure construction and development.

An additional $277 million in expansionary non-sustaining capital expendituresNG will be invested following open pit start-up to support the commencement of underground operations. This includes underground development and the construction of a leach plant, which is expected to improve overall gold recovery by approximately 14%.

Sustaining capital expendituresNG over the LOM are estimated at approximately $595 million, averaging $98 million per year in the first six years, and $26 million per year over the remainder of the mine life. Sustaining capital in the early years includes a paste backfill plant for underground operations and the infrastructure and civil works required to transition tailings deposition to the Kemess South tailings storage facility.

The mining fleet is expected to be leased using equipment leases. The capital lease payments of approximately $40 million made during the initial project development period, are not included in the initial non-sustaining capital expendituresNG, but form part of the initial cash outflow prior to first production. Capital lease payments, including equipment and other leases, of $229 million, made after first production, are treated as sustaining capital lease payments and are not included in the sustaining capital expenditure estimates. Sustaining capital lease payments are included in the determination of the LOM AISC for the Project. Refer to the PEA LOM Summary table at the end of this news release for details on capital lease payments throughout the LOM.

A breakdown of the initial non-sustaining capitalNG is included in the table below.

Initial Non-Sustaining CapitalNGBreakdown	Total ($M)
Open pit conveyor system	65
Open pit crusher	25
Process plant refurbishment	96
Kemess Main infrastructure	53
General site infrastructure	27
Tailings facility (existing Kemess South pit)	9
Subtotal Infrastructure Directs	275
Indirects	110
Contingency	115
Subtotal Infrastructure	500
Capitalized open pit stripping	124
Capitalized pre-production G&A	101
Open pit fleet	7
Open pit conveyor tunnel development	39
Total Initial Non-Sustaining CapitalNG	771
Non-sustaining lease payments	40
Total Initial Non-Sustaining CapitalNGand Non-Sustaining Lease Payments	811

 NOTE: Totals may not sum due to rounding.

Updated Mineral Resource Estimate

The updated indicated mineral resource includes 244.4 million tonnes, with an average grade of 0.42 g/t gold and 0.21% copper, containing 3.3 million ounces of gold and 1.1 billion pounds of copper. The updated inferred mineral resource includes 299.6 million tonnes, with an average grade of 0.37 g/t gold and 0.19% copper, containing 3.6 million ounces of gold and 1.2 billion pounds of copper. It reflects a gold and copper price assumption of $2,400 per ounce and $4.00 per pound, respectively, and incorporates additional ounces from the Nugget and Kemess South deposits resulting from recent drilling and technical work. For the purposes of the PEA mine plan and economics, only 47% of this updated indicated and inferred resource tonnes has been evaluated, limited to the Kemess Main and Kemess Underground deposits.

Kemess Gold Mineral Resources(1,2)

	December 31, 2025			April 15, 2025
	Tonnes (kt)	Grade (g/t Au)	Contained Metal (koz)	Tonnes (kt)	Grade (g/t Au)	Contained Metal (koz)
Indicated Resources
Open Pit – Kemess Main	170,513	0.30	1,668	142,570	0.32	1,467
Open Pit – Kemess South	13,204	0.37	158	-	-	-
Underground - Kemess UG	33,223	0.82	877	25,347	0.91	745
Underground - Kemess East	27,491	0.64	565	25,074	0.66	531
Total Indicated	244,431	0.42	3,269	192,990	0.44	2,742
Inferred Resources
Open Pit – Kemess Main	237,050	0.30	2,299	124,428	0.31	1,232
Open Pit – Kemess South	198	0.34	2	-	-	-
Underground - Kemess UG	20,094	0.74	481	10,821	0.96	335
Underground - Kemess East	42,252	0.57	772	34,010	0.60	661
Total Inferred	299,593	0.37	3,555	169,260	0.41	2,228

NOTE: Totals may not sum due to rounding. (1) Refer to Tables “Centerra Gold Updated Kemess Resources Summary”, including the respective footnotes and the “Additional Footnotes” section at the end of the release. (2) The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Kemess Copper Mineral Resources(1,2)

	December 31, 2025			April 15, 2025
	Tonnes (kt)	Grade (% Cu)	Contained Metal (Mlbs)	Tonnes (kt)	Grade (% Cu)	Contained Metal (Mlbs)
Indicated Resources
Open Pit – Kemess Main	170,513	0.15	575	142,570	0.16	503
Open Pit – Kemess South	13,204	0.13	38	-	-	-
Underground - Kemess UG	33,223	0.36	265	25,347	0.39	217
Underground - Kemess East	27,491	0.44	268	25,074	0.45	251
Total Indicated	244,431	0.21	1,146	192,990	0.23	971
Inferred Resources
Open Pit – Kemess Main	237,050	0.13	682	124,428	0.14	395
Open Pit – Kemess South	198	0.08	0.4	-	-	-
Underground - Kemess UG	20,094	0.33	148	10,821	0.40	95
Underground - Kemess East	42,252	0.42	393	34,010	0.44	331
Total Inferred	299,593	0.19	1,223	169,260	0.22	821

NOTE: Totals may not sum due to rounding. (1) Refer to Tables “Centerra Gold Updated Kemess Resources Summary”, including the respective footnotes and the “Additional Footnotes” section at the end of the release. (2) The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Exploration Potential

In 2025, a total of 28 km of drilling was completed, focused on infilling the resource at Kemess Main open pit, Kemess Underground and Nugget, as well as resource extension drilling at Kemess Offset. Results confirm the continuity of mineralization within the resource areas.

Exploration activities will continue in 2026 with infill drilling in the Kemess Main zone, as well as at the Kemess Offset zone to help bridge the mineralization gap between Kemess Underground and Kemess East. Beyond Kemess East, additional exploration potential exists along the eastern extension of the Kemess Main mineralization trend, including the KEY and Hilda South targets. These targets exhibit geophysical signatures consistent with the main Kemess deposits, including shallow, tabular chargeability high anomalies, with underlying chargeability lows that typically host the bulk of gold-copper mineralization.

Geochemical zonation patterns further support this prospectivity. The KEY zone represents an eastern extension of the Kemess East system. Historic drilling at Hilda South has intersected anomalous arsenic, zinc, and lead values which mirror the geochemical signature found above the main mineralized zone at Kemess East. Step-out drilling along this trend, extending eastward from Kemess East, would be exploration targets in the future.

Figure 1: Plan view showing the distance between Kemess Main (formerly Kemess North) and Kemess South

Figure 2: A long sectional view (looking northeast) of the Kemess Main mineralized trend. The PEA evaluates only the Kemess Main and Kemess Underground areas (outlined area), which represent approximately 47% of the total indicated and inferred resource tonnes.

Permitting and Community Relations

Permitting for the Kemess project is well advanced, with some approvals already in place from the site’s previous operations and development plans. Amendments to existing permits will be required to align with the updated development plan. Overall, the Project benefits from a strong permitting foundation, with a path to securing the required amendments for both open pit and underground operations.

Centerra also benefits from established relationships with its First Nations partners through existing impact benefit and other agreements, supported by ongoing discussions regarding the planned development strategy. These agreements provide a strong foundation for collaboration, support, and shared economic participation.

Kemess is expected to provide consistent employment to more than 700 workers and increase business opportunities for First Nations, surrounding communities, and the province, representing a significant economic driver for northern communities in British Columbia.

Sensitivity Analysis

The PEA highlights Kemess’s strong economics, supported by an integrated development strategy and disciplined capital investment. Kemess’s after-tax NPV5% is approximately $1.1 billion, based on long-term gold and copper price assumptions of $3,000 per ounce and $4.50 per pound, respectively. The scale of the mineral endowment included in the PEA, with over 2.3 million ounces of contained gold and 851 million pounds of contained copper, together with the long-life production profile, provides Kemess with strong leverage to rising metal prices, with further upside potential as ongoing exploration advances resource growth. At spot commodity prices of approximately $4,500 per ounce of gold and $6.00 per pound of copper, the after-tax NPV5% increases to approximately $2.8 billion. The sensitivities to commodity prices and input costs are illustrated in the tables below.

Kemess PEA After-Tax NPV5% Sensitivities ($M)

	-10%	-5%	PEA(1)	5%	10%
Gold Price	848	971	1,094	1,216	1,338
Copper Price	958	1,026	1,094	1,161	1,229
Canadian Dollar	782	946	1,094	1,226	1,346
Capital Costs	941	1,017	1,094	1,170	1,246
Operating Costs	903	999	1,094	1,188	1,283

(1) PEA economics are based on long-term commodity prices of $3,000/oz gold and $4.50/lb copper. USD/CAD exchange rate assumptions are $1.38:1.

Kemess PEA After-Tax NPV5% Sensitivity to Long-Term Gold Price ($M)

	Gold Price ($/oz)
	$2,000	$2,500	$3,000(1) (PEA)	$4,000	$5,000
NPV5%	262	683	1,094	1,905	2,712

(1) PEA economics are based on long-term commodity prices of $3,000/oz gold and $4.50/lb copper. USD/CAD exchange rate assumptions are $1.38:1.

Kemess PEA After-Tax NPV5% Sensitivity to Long-Term Copper Price ($M)

	Copper Price ($/lb)
	$3.50	$4.00	$4.50(1) (PEA)	$5.50	$6.50
NPV5%	792	943	1,094	1,394	1,692

(1) PEA economics are based on long-term commodity prices of $3,000/oz gold and $4.50/lb copper. USD/CAD exchange rate assumptions are $1.38:1.

Kemess PEA LOM Summary

	LOM Total	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
Assumptions
Gold price ($/oz)		3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Copper price ($/lb)		37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50	37.50
Silver price ($/oz)		4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50
USD to CAD Exchange rate		1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38
Mine Production
Ore mined (Mt)	255	-	-	-	3	14	18	18	18	18	18	18	18	18	18	18	18	18	17	2
Waste mined (Mt)	170	-	18	18	14	7	12	16	15	14	9	13	13	8	7	3	3	1	1	0
Total material mined (Mt)	425	-	18	18	18	21	30	35	33	32	27	31	31	26	25	21	21	19	18	2
Rehandle material moved (Mt)	2	-	-	-	-	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total material moved (Mt)	427	-	18	18	18	23	30	35	33	32	27	31	31	26	25	21	21	19	18	2
Open Pit Strip ratio (Waste:Ore)	0.8				4.0	0.4	0.7	1.0	1.0	0.9	0.6	0.8	0.8	0.5	0.5	0.2	0.2	0.1	0.0	0.0
Processing
Ore processed (Mt)	255	-	-	-	1	16	18	18	18	18	18	18	18	18	18	18	18	18	17	2
Gold feed grade (g/t)	0.39	-	-	-	0.26	0.32	0.35	0.39	0.42	0.39	0.40	0.37	0.39	0.38	0.37	0.39	0.41	0.41	0.44	0.44
Copper feed grade (%)	0.18%	-	-	-	0.10%	0.17%	0.18%	0.16%	0.19%	0.18%	0.18%	0.17%	0.18%	0.16%	0.17%	0.19%	0.19%	0.20%	0.22%	0.24%
Gold recovery (%)	74.5%	-	-	-	53.3%	53.3%	69.6%	73.8%	75.9%	75.9%	77.0%	76.7%	78.0%	77.5%	77.6%	77.0%	77.6%	76.6%	75.3%	74.3%
Copper recovery (%)	88.2%	-	-	-	81.4%	81.4%	83.3%	86.2%	87.1%	87.3%	88.8%	89.5%	90.3%	90.0%	90.4%	90.1%	90.2%	90.0%	89.5%	89.3%
Gold recovered (kozs)	2,376	-	-	-	6	88	142	168	189	172	180	165	178	171	168	177	185	186	182	18
Copper recovered (Mlbs)	898	-	-	-	3	48	61	56	66	64	65	59	66	59	61	68	69	71	75	8
Dry concentrate produced (kdmt)	1,939	-	-	-	6	105	131	121	143	138	140	128	142	128	131	148	149	153	161	17
Gold payable produced (kozs)	2,323	-	-	-	6	86	139	166	185	168	176	162	175	167	165	174	181	182	179	14
Copper payable produced (Mlbs)	851	-	-	-	2	46	57	53	63	60	61	56	62	56	57	65	65	67	71	7
Metal Sales
Gold ounces sold (kozs)	2,323	-	-	-	6	86	139	166	185	168	176	162	175	167	165	174	181	182	179	14	-	-
Copper pounds sold (Mlbs)	851	-	-	-	2	46	57	53	63	60	61	56	62	56	57	65	65	67	71	7	-	-
Revenue
Gold sales ($M)	6,970	-	-	-	18	257	418	497	554	504	528	485	524	501	494	521	544	547	536	42	-	-
Copper sales ($M)	3,829	-	-	-	11	206	258	239	283	272	276	253	280	253	258	292	293	303	318	33	-	-
Silver revenue(1) ($M)	13	-	-	-	0	-	-	1	1	1	1	1	1	1	1	1	1	1	1	0	-	-
Smelting and refining costs ($M)	(131)	-	-	-	(0)	(5)	(6)	(7)	(8)	(8)	(9)	(8)	(10)	(9)	(10)	(11)	(12)	(13)	(14)	(1)	-	-
Total revenue ($M)	10,681	-	-	-	29	459	670	729	830	768	797	731	795	747	743	802	826	839	841	74	-	-
Silver stream upfront payments ($M)	45	10	10	13	13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total inflows ($M)	10,726	10	10	13	41	459	670	729	830	768	797	731	795	747	743	802	826	839	841	74	-	-
Unit Costs(2)
Gold production costs ($/oz)	1401	-	-	-	2,995	1,270	1,504	1,620	1,432	1,515	1,403	1,553	1,424	1,438	1,438	1,320	1,296	1,250	1,129	1,061	-	-
AISC on a by-product basisNG ($/oz)	971	-	-	-	4,285	1,606	1,589	1,741	1,428	1,189	900	1,066	836	895	877	610	601	492	205	43
Outflows
Operating costs ($M)	(4,985)	(0)	(0)	(0)	(29)	(195)	(336)	(394)	(396)	(388)	(373)	(378)	(377)	(358)	(357)	(353)	(357)	(350)	(317)	(26)	-	-
Selling and marketing costs(3) ($M)	(98)	-	-	-	(0)	(5)	(7)	(6)	(7)	(7)	(7)	(6)	(7)	(6)	(7)	(7)	(7)	(8)	(8)	(1)	-	-
Initial non-sustaining capital expendituresNG ($M)	(771)	(151)	(271)	(292)	(58)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansionary non-sustaining capital expendituresNG ($M)	(277)	-	-	-	(91)	(186)	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining capital expendituresNG ($M)	(595)	-	-	-	-	(109)	(93)	(78)	(89)	(17)	(41)	(27)	(26)	(24)	(24)	(19)	(20)	(17)	(10)	(1)	-	-
Lease payments ($M)	(269)	-	-	(25)	(21)	(28)	(35)	(41)	(44)	(48)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	-	-	-
Reclamation expenditures ($M)	(100)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(36)	(36)	(27)
Cash taxes ($M)	(1,302)	-	-	-	-	(5)	(7)	(7)	(68)	(69)	(86)	(72)	(100)	(118)	(121)	(146)	(155)	(164)	(179)	(6)	-	-
Total outflows ($M)	(8,397)	(151)	(271)	(317)	(199)	(529)	(478)	(525)	(605)	(529)	(510)	(487)	(514)	(509)	(510)	(529)	(542)	(541)	(517)	(70)	(36)	(27)
Net cash flow ($M)	2,329	(141)	(261)	(304)	(157)	(70)	191	204	225	239	287	244	281	238	233	273	284	298	325	4	(36)	(27)
NPV @ 5%(4) ($M)	1,094

(1) Silver revenues include impact from the Kemess stream arrangement with Triple Flag Precious Metals Corp. (“Triple Flag”).
(2) Unit cost LOM average. Open pit mining costs refer to open pit unit cost per tonne mined. Underground mining costs refer to underground unit cost per tonne mined. Milling and G&A costs refer to respective unit cost per tonne of ore milled.
(3) Selling and marketing costs include ocean freight.
(4) NPV @ 5% includes a $69 million incremental closure benefit.
“Mt” refers to millions of tonnes; “koz” to thousands of ounces; “Mlb” to millions of pounds; and “kdmt” to thousands of dry metric tonnes. NOTE: Totals may not add due to rounding.

Project Assumptions

The economic analysis of the Project was performed using the following assumptions and basis:

  Economic assessment of the project uses a discounted cash flow approach. Cash flows are estimated to occur at the mid-year of each period. NPV is calculated by discounting LOM cash flows from January 1, 2028 to the end of mine life, using 5% discount rate.
  Economics include the time value of money benefit of pushing out $69 million of care and maintenance and closure costs to the end of the LOM.
  Project economics are based on long-term commodity prices of $3,000/oz gold and $4.50/lb copper. USD/CAD exchange rate assumption is $1.38:1.
  All costs presented are in constant US dollars as of January 1, 2026 with no price inflation or escalation factors applied.
  The silver produced from Kemess is subject to a stream arrangement with Triple Flag. Under the terms of the arrangement, Triple Flag will contribute $45 million as advance payments at certain milestones following a construction decision and will receive 100% of the silver production from Kemess. Triple Flag will make ongoing payments of 10% of the then current market price for each ounce of silver delivered. The impact of the stream arrangement is fully incorporated into the project economics.
  No salvage values are assumed for the capital equipment at the end of mine life.
  Reclamation and closure costs for the site were estimated at approximately C$247 million, undiscounted (C$138 million discounted from start of closure in 2046).

Centerra Gold Updated Kemess Resource Summary(1,4,5) as of December 31, 2025
(see additional footnotes below)

Indicated Mineral Resources(2)
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Copper Grade (%)	Contained Copper (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Open Pit - Main Zone	170,513	0.30	1,668	0.15	575	1.12	6,155
Open Pit - Kemess South	13,204	0.37	158	0.13	38	0.68	289
Underground - Kemess UG	33,223	0.82	877	0.36	265	2.48	2,652
Underground - Kemess East	27,491	0.64	565	0.44	268	1.91	1,684
Total Indicated	244,431	0.42	3,269	0.21	1,146	1.37	10,780
Inferred Mineral Resources(3)
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Copper Grade (%)	Contained Copper (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Open Pit - Main Zone	237,050	0.30	2,299	0.13	682	1.06	8,108
Open Pit - Kemess South	198	0.34	2	0.08	0	0.42	3
Underground - Kemess UG	20,094	0.74	481	0.33	148	2.22	1,433
Underground - Kemess East	42,252	0.57	772	0.42	393	1.92	2,602
Total Inferred	299,593	0.37	3,555	0.19	1,223	1.26	12,146

(1) Mineral resources are stated in accordance with CIM (2014) Definitions as incorporated by reference into NI 43-101. Mineral Resources are estimated and have an effective date of December 31, 2025.
(2) Mineral resources do not have demonstrated economic viability.
(3) Inferred mineral resources have a lower level of confidence as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(4) Centerra’s equity interests as of this news release are as follows: Kemess Main, Kemess South, Kemess UG, Kemess East 100%.
(5) Numbers may not add due to rounding.

Additional Resource Footnotes

  A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and resource estimates.
  The mineral resources are reported based on a gold price of $2,400 per ounce, a copper price of $4.00 per pound, a silver price of $25.00 per ounce and an exchange rate of 1USD:1.33CAD.
  The Kemess Main open pit mineral resources (including the Nugget zone) are constrained by a pit shell and are reported based on a Net Smelter Return (“NSR”) cut-off of $12.01 per tonne (C$15.97 per tonne) that considers materials handling costs, metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability. A dilution factor of 0% and a mining recovery of 100% is used.
  The Kemess South open pit mineral resources are constrained by a pit shell and are reported based on a NSR cut-off of $9.98 per tonne (C$13.27 per tonne) that considers metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability. A dilution factor of 0% and a mining recovery of 100% is used.
  The Kemess Underground mineral resource is constrained by optimized stope shapes using commercially available software.  Optimized stope shapes were included where the estimated average stope NSR exceeded a minimum stope cut-off value of $40.68 per tonne (C$54.10 per tonne), representing the estimated break-even value required to cover mining, processing, general and administrative, and sustaining capital costs. Economic screening was performed on stope shapes to ensure reasonable prospects for eventual economic extraction. Dilution was estimated using equivalent linear overbreak sloughing (“ELOS”) for each slope type and ore-waste contacts, which vary between zero and 1.25 metres. Mining recovery of 93% was applied to all stopes.
  The Kemess East underground mineral resource is constrained by optimized stope shapes using commercially available software. Optimized stope shapes were included where the estimated average stope NSR exceeded a minimum stope cut-off value of $40.68 per tonne (C$54.10 per tonne), representing the estimated break-even value required to cover mining, processing, G&A, and sustaining capital costs. Economic screening was performed on stope shapes to ensure reasonable prospects for eventual economic extraction. Dilution was estimated using ELOS for each slope type and ore-waste contacts, which vary between zero and 1.25 metres. Mining recovery of 93% was applied to all stopes.
  The Kemess Main open pit shell was restricted to a minimum floor elevation of 1,355 metres above sea level (“masl”) and the Kemess Underground optimized stope shapes were restricted to a maximum elevation of 1,355 masl, to represent the conceptual transition between open pit and underground mining zones for resource estimation purposes.
  A portion of the mineral resource estimate is included in the economic analysis for the PEA, which is limited to the Kemess Main open pit and Kemess Underground zones. This is a conservative subset that reflects mining, processing and economic assumptions. It is important to note that the PEA mining inventory is not a mineral reserve and does not demonstrate economic viability. The subset of the mineral resource used in the PEA was based on a gold price of $2,000 per ounce, a copper price of $3.75 per pound, a silver price of $22.50 per ounce and an exchange rate of 1USD:1.33CAD.

Mineral reserve and mineral resource estimates are forward-looking information and are based on key assumptions and are subject to material risk factors. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares could be adversely affected. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares. See the section entitled “Risk That Can Affect Centerra’s Business” in the Company’s Management’s Discussion and Analysis (MD&A) for the three months ended September 30, 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and see also the discussion below under the heading “Cautionary Statement on Forward-Looking Information”.

NI 43-101 Technical Report

A technical report on Kemess will be prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and will be filed within 45 days of this news release on SEDAR+ at www.sedarplus.ca and EDGAR www.sec.gov/edgar.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this news release, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “assume”, “believes”, “continue”, “encouraged”, “estimate”, “expect”, “future”, “ongoing”, “plan”, “potential”, “project”, “target”, “update” or “upside”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms. Such statements include but may not be limited to: the estimation of mineral resources, including inferred mineral resources, at Kemess and the potential of eventual economic extraction of minerals from the project; the identification of future mineral resources at the project; the Company’s ability to convert existing mineral resources into categories of mineral resources or mineral reserves of increased geological confidence; life of mine estimates; future exploration potential; timing and scope of future exploration (brownfields or greenfields); the project design, including the location of infrastructure and the proposed open pit and underground mine plans; the project development timeline to production including future phases of the project and development and construction of and production at the project, including the possibility of constructing either or both of an open pit and underground mines; the timing of and future prospects for exploration and any expansion of the project, including upside associated with the project’s land package; the future success of Kemess including results of the preliminary economic assessment and accompanying mining methods including the possibility of constructing either or both of an open pit and underground mines; the potential for expanding the mineral resources; the potential for identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; any potential synergies between the Kemess project and satellite deposits, if any; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; and the expectation that a leach plant will increase gold recovery.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies, which may prove to be incorrect, include but are not limited to: there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting and development of the project being consistent with the Company’s expectations; political and legal developments in British Columbia and Canada being consistent with its current expectations; the accuracy of the current mineral resource estimates of the Company; certain price assumptions for gold and copper and foreign exchange rates; the Company’s future relationship with Indigenous groups being consistent with the Company’s expectations; and inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Market price fluctuations in gold, copper, and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors, which may change over time, always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates, and Centerra can provide no assurances that the indicated levels of gold or copper will be produced, or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established, and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences, which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results, or operations and financial condition.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Non-GAAP Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Photos accompanying this announcement are available at

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